Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139817-03
Supplement to Prospectus Supplement Dated February 22, 2007
(To Prospectus Dated February 13, 2007)

$1,291,808,300
(Approximate at Time of Issuance)
Asset-Backed Certificates, Series 2007-3
GSAA Home Equity Trust 2007-3
Issuing Entity
GS Mortgage Securities Corp.
Depositor
Goldman Sachs Mortgage Company
Sponsor
Wells Fargo Bank, National Association
Master Servicer and Securities Administrator
Avelo Mortgage, L.L.C.
GreenPoint Mortgage Funding, Inc.
Countrywide Home Loans Servicing LP
IndyMac Bank, F.S.B.
Servicers
This is a supplement to the prospectus supplement dated February 22, 2007 (the “Prospectus Supplement”) to the prospectus dated February 13, 2007 (the “Prospectus”) relating to the GSAA Home Equity Trust 2007-3 Asset-Backed Certificates, Series 2007-3.
●         The table appearing on the cover of the Prospectus Supplement is revised as follows:
Class	Approximate Initial Class Principal Balance(1)	Pass‑Through Rate	Type	Ratings (S&P/ Moody’s)
1A1A	$ 561,842,000	Variable(2)	Senior	AAA/Aaa(21)
1A1B	$ 62,428,000	Variable(3)	Senior	AAA/Aaa(21)
1A2	$ 209,413,000	Variable(4)	Senior	AAA/Aaa(21)
2A1A	$ 100,000,000	Variable(5)	Senior	AAA/Aaa(21)
2A1B	$ 11,112,000	Variable(6)	Senior	AAA/Aaa(21)
A4A(7)	$ 233,360,000	Variable(8)	Senior/Component	AAA/Aaa(21)
A4B(7)	$ 25,930,000	Variable(9)	Senior/Component	AAA/Aaa(21)
M1	$ 17,544,000	Variable(10)	Subordinate	AA+/Aa1(22)
M2	$ 16,895,000	Variable(11)	Subordinate	AA/Aa2(22)
M3	$ 7,142,000	Variable(12)	Subordinate	AA‑/Aa3(22)
M4	$ 6,499,000	Variable(13)	Subordinate	A+(21)/A1(22)
M5	$ 6,499,000	Variable(14)	Subordinate	A(21)/A2(22)
M6	$ 6,499,000	Variable(15)	Subordinate	A(21)/A2(22)
B1	$ 6,499,000	Variable(16)	Subordinate	A-(22)/A3(22)
B2	$ 6,499,000	Variable(17)	Subordinate	BBB(22)/Baa2 (22)
B3	$ 6,499,000	Variable(18)	Subordinate	BBB‑(22)/Baa3(22)
B4	$ 7,148,000	Fixed(19)	Subordinate	BBB‑(22)/Ba2(22)
(21)
The ratings on the Class 1A1A Certificates, Class 1A1B Certificates, Class 1A2 Certificates, Class 2A1A Certificates, Class 2A1B Certificates, Class A4A Certificates, Class A4B Certificates, Class M2 Certificates,

(continued on following pages)

Goldman, Sachs & Co.

The date of this Supplement is April 22, 2007

Class M3 Certificates, Class M4 Certificates, Class M5 Certificates, Class M6 Certificates and B1 Certificates are on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(22)
The ratings on the Class M1 Certificates, Class M2 Certificates, Class M3 Certificates, Class M4 Certificates, Class M5 Certificates, Class M6 Certificates, Class B1 Certificates, Class B2 Certificates, Class B3 Certificates and Class B4 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

    ●         The table appearing on page S-22 of the Prospectus Supplement is revised as follows:

Class	S&P	Moody’s
1A1A	AAA	Aaa(1)
1A1B	AAA	Aaa(1)
1A2	AAA	Aaa(1)
2A1A	AAA	Aaa(1)
2A1B	AAA	Aaa(1)
A4A	AAA	Aaa(1)
A4B	AAA	Aaa(1)
M1	AA+	Aa1(2)
M2	AA	Aa2(2)
M3	AA-	Aa3(2)
M4	A+(1)	A1(2)
M5	A(1)	A2(2)
M6	A(1)	A2(2)
B1	A-(2)	A3(2)
B2	BBB(2)	Baa2(2)
B3	BBB‑(2)	Baa3(2)
B4	BBB‑(2)	Ba2(2)

(1)
The ratings on the Class 1A1A Certificates, Class 1A1B Certificates, Class 1A2 Certificates, Class 2A1A Certificates, Class 2A1B Certificates, Class A4A Certificates, Class A4B Certificates, Class M2 Certificates, Class M3 Certificates, Class M4 Certificates, Class M5 Certificates, Class M6 Certificates and B1 Certificates are on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(2)

The ratings on the Class M1 Certificates, Class M2 Certificates, Class M3 Certificates, Class M4 Certificates, Class M5 Certificates, Class M6 Certificates, Class B1 Certificates, Class B2 Certificates, Class B3 Certificates and Class B4 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

●
The Risk Factor entitled “Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally” on pages S-38 - 39 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

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Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators.  In some cases, such deterioration has caused certain loan originators to cease operations. For recent developments regarding Countrywide Home Loans, Inc., one of the originators, and its affiliates, see “Recent Developments in Respect of Countrywide” below.  For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the originators, See “Recent Developments in Respect of GreenPoint Mortgage

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Funding, Inc.” below. Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans. The inability of a loan originator to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the offered certificates could occur. Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the issuing entity.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that

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applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus supplement.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

●
 The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses if Those Jurisdictions Experience Economic Downturns” on pages S-25 - 26 of the Prospectus Supplement is amended by adding the following at the end thereof:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against any originator or servicer that impairs the issuing entity’s ability to realize on those mortgage loans.  See “Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this supplement.

●
The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on page S-42 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through the Sponsor's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the initial primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with such servicer’s recent financial difficulties or due to the occurrence of unremedied events of default in a servicer’s

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performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding  Countrywide Home Loans Servicing LP,  one of the servicers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.  For recent developments regarding IndyMac Bank, F.S.B., one of the servicers, and its affiliates, see “Recent Developments in Respect of IndyMac Bank, F.S.B.” below.

●
The Risk Factor entitled “Violation of Various Federal State and Local Laws may Result in Losses on the Mortgage Loans” on pages S-40 – S-41 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

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Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.
Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.
The mortgage loans are also subject to federal laws, including:
•           the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;
•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and
•           the Fair Credit Reporting Act, which regulates the use and reporting of information

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related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid). In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.
The applicable responsible party or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will also represent that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “threshold,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in the Prospectus.
It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicers from pursuing foreclosure actions, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing

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entity’s ability to realize on the mortgage loans.

●	The following Risk Factor is added after the Risk Factor entitled “The Ratings on Your Certificates Could Be Reduced or Withdrawn” on page S-41 of the Prospectus Supplement:

The Ratings on Certain Classes of Certificates Have Been Downgraded
Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc. (“S&P”), has downgraded the ratings on certain classes of the Certificates as follows:  (i) the Class B1 Certificates have been downgraded from “A-” to “BBB+”, (ii) the Class B2 Certificates have been downgraded from “BBB” to “BBB-”, (iii) the Class B3 Certificates have been downgraded from “BBB-” to “BB” and (iv) the Class B4 Certificates have been downgraded from “BBB-” to “BB-”.  The Class B1 Certificates, Class B2 Certificates, Class B3 Certificates and Class B4 Certificates are also on review for further possible downgrade by S&P.  In addition, S&P has placed its rating of “A+” on the Class M4 Certificates, its rating of “A” on the Class M5 Certificates and its rating of “A” on the Class M6 Certificates on review for possible future downgrade.  There can be no assurance that these classes will not be downgraded further or that other classes of certificates will not be downgraded in the future.

Moody’s Investor Service, Inc. (“Moody’s”), has downgraded the rating on certain classes of the Certificates as follows:  (i) the Class M1 Certificates have been downgraded from “Aaa” to “Ba1”, (ii) the Class M2 Certificates have been downgraded from “Aa2 “ to “B1”, (iii) the Class M3 Certificates have been downgraded from “Aa3“ to “B2”, (iv) the Class M4 Certificates have been downgraded from “A1” to “B2”, (v) the Class M5 Certificates have been downgraded from “A2” to “B3”, (vi) the Class M6 Certificates have been downgraded from “A2” to “B3”, (vii) the Class B1 Certificates have been downgraded from “A3” to “B3”, (viii) the Class B2 Certificates have been downgraded from “Baa2” to “Ca”, (ix) the Class B3 Certificates have been downgraded

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from “Baa3” to “Ca” and (x) the Class B4 Certificates have been downgraded from “Ba2” to “Ca”. The Class M2 Certificates, Class M3 Certificates, Class M4 Certificates, Class M5 Certificates, Class M6 Certificates and Class B1 Certificates are also on review for further possible downgrade by Moody’s. In addition, Moody’s has placed its rating of “Aaa” on the Class 1A1A Certificates, its rating of “Aaa” on the Class 1A1B Certificates, its rating of “Aaa” on the Class 1A2 Certificates, its rating of “Aaa” on the Class 2A1A Certificates, its rating of “Aaa” on the Class 2A1B Certificates, its rating of “Aaa” on the Class A4A Certificates and its rating of “Aaa” on the Class A4B on review for possible future downgrade. There can be no assurance that these classes will not be downgraded further or that other classes of certificates will not be downgraded in the future.

●
The Risk Factor entitled “The Responsible Parties May Not Be Able to Repurchase Defective Mortgage Loans” on page S-38 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Responsible Parties May Not Be Able to Repurchase Defective Mortgage Loans
Each responsible party has made various representations and warranties related to the mortgage loans.  Those representations are summarized in “Description of the Certificates—Representations and Warranties Relating to the Mortgage Loans” in this prospectus supplement.
If a responsible party fails to cure a material breach of its representations and warranties with respect to any mortgage loan in a timely manner, then such responsible party would be required to repurchase the defective mortgage loan.  It is possible that such responsible party may not be capable of repurchasing any defective mortgage loans, for financial or other reasons.  The inability of such responsible party to repurchase defective mortgage loans would likely cause the mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the certificates could occur.  For recent developments regarding Countrywide Home Loans, Inc., one of the originators, and its affiliates, see “Recent Developments in Respect of Countrywide”

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below. For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the originators, See “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

●	The following Risk Factors are added to the Prospectus Supplement:
Risks Related to Simultaneous Second Liens and Other Borrower Debt
While all of the mortgage loans that are included in the issuing entity are first lien loans, at the time of origination certain of the originators also made second lien loans to the same borrowers that will not be included in the issuing entity.  In addition, other borrowers whose loans are included in the issuing entity may have obtained secondary mortgage financing following origination of the first lien loans. In addition, borrowers may increase their aggregate indebtedness substantially by assuming consumer debt of various types. Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

In addition, the nature of any second lien may influence the prepayment characteristics of the mortgage loans included in the issuing entity.  Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the mortgage loans in the issuing entity may be affected by associated second lien loans.

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators.  Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the loan sellers and servicers.  In taking any actions or engaging in other transactions with those originators, Goldman

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Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders. Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage loans originated or sold by such originators that are not included in the issuer, and may seek to enforce against such originators any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans. Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more originators, and may seek to enforce remedies against such originators if an event of default occurs in respect of that financing. Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any originator, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such originators on behalf of the issuer or with respect to mortgage loans included in the trust fund.

●	Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following sections are added following “Risk Factors” in the Prospectus Supplement:
Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.

            Pursuant to a Form 8-K filed by Capital One Financial Corporation on August 20, 2007, Capital One Financial Corporation issued a press release in which it announced that it will cease residential mortgage origination operations of its wholesale mortgage banking unit, GreenPoint Mortgage, effective immediately.

Recent Developments in Respect of Countrywide

            Pursuant to a Form 8-K filed on August 16, 2007 as amended by a Form 8-K/A filed on August 17, 2007  (together, the “August 16th Announcement”), Countrywide Financial Corporation (“Countrywide”), the parent of Countrywide Home Loans Servicing LP, one of the servicers, and Countrywide Home Loans, Inc. ("CHL"), one of the originators, announced that it supplemented its funding liquidity position by drawing on an $11.5 billion credit facility.  According to the August 16th Announcement, Countrywide has accelerated its plans to migrate its mortgage production operations into Countrywide Bank, FSB.

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            Pursuant to a Form 8-K filed on August 23, 2007 (the “August 23rd Announcement”), Countrywide announced that it received a $2 billion strategic equity investment from Bank of America Corporation (“Bank of America”), which was completed and funded on August 22, 2007.  Countrywide stated that Bank of America, N.A. invested $2 billion in the form of a non-voting convertible preferred security yielding 7.25% annually.  According to the August 23rd Announcement, the security can be converted into common stock at $18 per share, with resulting shares subject to restrictions on trading for 18 months after conversion.  Countrywide provided additional detailed information regarding Bank of America’s equity investment pursuant to a Form 8-K filed on August 28, 2007.

            In a statement made on September 27, 2007 (the “September 27th Statement”) Moody's Investors Service (“Moody’s”) announced that it had placed on review for possible downgrade the “SQ1” rating of CHL, one of the originators, as a primary servicer of prime loans. In addition, Moody's has downgraded CHL's servicer quality ratings as a primary servicer of subprime, government insured, and second lien residential mortgage loans and as a special servicer to “SQ1-” from “SQ1”. Moody's has also placed these ratings on review for possible further downgrade.  In the September 27th Statement, Moody's also assigned the above ratings to Countrywide Home Loan Servicing, LP, one of the servicers.

            On November 9, 2007, Countrywide filed its Quarterly Report on Form 10-Q for the nine-month period ending September 30, 2007 (the “Quarterly Report”). In the Quarterly Report, Countrywide disclosed, among other things, the following:
●	As of September 30, 2007, it was fully drawn on all of its revolving credit facilities.
●
Disruption in the capital markets during the third quarter of 2007 caused a severe lack of liquidity for non-agency loans held for sale and mortgage-backed securities, which resulted in losses on the sale or write-downs of such loans and securities that aggregated to approximately $1.0 billion in the third quarter of 2007.

●
Marketplace concerns about the credit performance of securitized mortgage loans and the worsening credit performance of Countrywide’s mortgage loans influenced its results for the nine-month period ending September 30, 2007. Countrywide recorded a net loss of $1.2 billion for the quarter ended September 30, 2007 and a net loss of $281.6 million for the nine-months ended September 30, 2007.

            Pursuant to a Form 8-K filed on January 11, 2008 (the “January 11th Announcement”) Bank of America Corporation and Countrywide announced that it had entered into a definitive agreement providing for the purchase of Countrywide and its subsidiaries (which include the Servicer, Countrywide Home Loans Servicing LP) by Bank of America Corporation.  The merger is subject to customary closing conditions, including regulatory and Countrywide stockholder approvals.  No assurance can be given that the necessary approvals will be obtained, that the conditions to closing will be satisfied or that the transaction will close.

            In a statement made on February 4, 2008, Standard and Poor's Ratings Services (“S&P”) announced that it had placed its “Strong” residential loan, subprime, subordinate-lien, and special servicer rankings assigned to CHL, on “CreditWatch with negative implications”. S&P stated that the “CreditWatch” placements reflect increased scrutiny of the company's servicing practices by various Federal and state enforcement agencies including the office of the U.S. Trustee and the office of the Florida Attorney General.

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            Pursuant to an annual report on Form 10-K (the “Annual Report”) filed by Countrywide on February 29, 2008, Countrywide stated that various lawsuits alleging claims for derivative relief on behalf of Countrywide and securities, retirement plan, and other class action suits have recently been brought against it and certain current and former officers, directors and retirement plan administrators in either federal district court in Los Angeles, California, or state superior court in Los Angeles, or state court in Delaware.  In the Annual Report, Countrywide stated that among other things, these lawsuits allege breach of state law fiduciary duties and violation of the federal securities laws and the Employee Retirement Income Security Act of 1974 ("ERISA").  Countrywide stated that these cases allege, among other things, that Countrywide did not disclose complete and accurate information about mortgage lending practices and financial condition. Countrywide stated that shareholder derivative cases brought in federal court are brought on Countrywide's behalf and do not seek recovery of damages from Countrywide.

            In the Annual Report Countrywide stated that two consolidated cases alleging claims for derivative relief on behalf of Countrywide are also pending in federal district court in Delaware, and allege, among other things, that certain of Countrywide's proxy filings contain incorrect statements relating to the compensation of the Chief Executive Officer.

            In the Annual Report Countrywide stated that various class action lawsuits relating to the proposed merger with Bank of America have been filed in the state courts of California and Delaware on behalf of a proposed class of shareholders against Countrywide, Countrywide's directors and Bank of America.  Countrywide stated that the class action lawsuits filed in state court in California have been removed to federal court in Los Angeles and that these lawsuits allege that Countrywide's directors breached their fiduciary duties to Countrywide's shareholders by entering into the merger agreement with Bank of America and that Bank of America allegedly aided and abetted those alleged breaches.  Countrywide stated that, similarly, the plaintiffs in the shareholder derivative lawsuits brought in California state and federal court recently have amended their complaints to add similar class action allegations relating to the proposed merger with Bank of America.

            In the Annual Report Countrywide stated that it is difficult to predict the resulting outcome of these proceedings, particularly where investigations and proceedings are in early stages.  Countrywide stated that given the inherent difficulty in predicting the outcome of legal proceedings, Countrywide cannot estimate losses or ranges of losses for legal proceedings where there is only a reasonable possibility that a loss may be incurred, such as those discussed in the two immediately preceding paragraphs.  Countrywide stated that it provides for potential losses that may arise out of legal proceedings to the extent such losses are deemed probable and can be estimated.  Countrywide stated that although the ultimate outcome of the legal proceedings discussed above cannot be ascertained at this time, Countrywide believes that any resulting liability will not materially affect the consolidated financial position; such resolution, however, could be material to operating results for a particular future period depending upon the outcome of the proceedings and the operating results for a particular period. Countrywide stated that its assessment is based, in part, on the existence of insurance coverage.

            In an Amendment No. 1 on Form S-4/A to Form S-4 of Bank of America filed on March 27, 2008 (the “March 27 Announcement”), Bank of America disclosed in a draft letter to Countrywide’s shareholders (the “Preliminary Proxy Statement”) that on January 11, 2008 Countrywide and Bank of America Corporation announced a business combination in which

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Countrywide would merge with a subsidiary of Bank of America. The Preliminary Proxy Statement further provides that if the merger is completed, each Countrywide’s shareholder will have a right to receive 0.1822 of a share of Bank of America common stock for each share of Countrywide’s common stock it holds immediately prior to the merger.  The value of the merger consideration will fluctuate with the market price of Bank of America common stock.   The Preliminary Proxy Statement provides that the merger cannot be completed unless Countrywide’s common stockholders approve the merger agreement and that Countrywide’s board of directors unanimously recommends that Countrywide’s stockholders vote for approval and adoption of the merger agreement.  In addition, it is provided in the Preliminary Proxy Statement, among other things:

●
that Bank of America, Countrywide and Countrywide’s directors and officers are named parties to a number of pending legal actions relating to the merger in California and Delaware state and federal courts;

●	that the shares of Bank of America common stock to be received by Countrywide stockholders as a result of the merger will have different rights from the shares of Countrywide common stock;
●	that the board of directors of Bank of America met and approved the proposed transaction;
●
that regulatory approvals are required to complete the transactions contemplated by the merger agreement, including approvals from the Federal Reserve Board, state mortgage banking and insurance authorities, and various other federal, state and foreign regulatory authorities; and

●
that the respective obligations of Bank of America and Countrywide under the merger agreement are subject to the fulfillment or waiver of certain other conditions set forth in the Preliminary Proxy Statement.

Recent Developments in Respect of IndyMac Bank F.S.B.

            On October 22, 2007, Moody's downgraded IndyMac F.S.B.’s servicer quality ratings as follows:
●	Primary servicer quality rating for prime residential mortgage loans to “SQ2-” from “SQ2”;
●	Primary servicer quality rating for subprime residential mortgage loans to “SQ3+” from “SQ2”; and
●	Special servicer quality rating to “SQ3+” from “SQ2-”.

            Moody’s also placed the servicer quality ratings on review for further possible downgrade.  On October 22, 2007, Moody’s downgraded the long term deposit rating of IndyMac Bancorp, Inc., the parent company of IndyMac Bank, F.S.B., to “Baa3” from “Baa2” and its issuer rating to “Ba1” from “Baa3”.

            On January 29, 2008 Fitch downgraded IndyMac F.S.B.’s servicer quality ratings as follows:

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●	As a Servicer of alt/A, Prime and subprime mortgage loans to “RPS2 (Rating Watch Negative”’ from “RPS2+”.

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